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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 3)*

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             AUDIO KING CORPORATION
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   0507H10-5
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                                 (CUSIP Number)

               GARY S. KOHLER, OKABENA INVESTMENT SERVICES, INC.
    5140 NORWEST CENTER, 90 SOUTH SEVENTH STREET, MINNEAPOLIS, MN 55402-4139
                                 (612) 339-7151
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communication)

                               FEBRUARY 29, 1996
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            (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

    Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               Page 1 of 4 Pages
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CUSIP No. 05071H10-5
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(1)   Names  of Reporting Persons  S.S. or I.R.S.  Identification Nos. of  Above
     Persons

      OKABENA PARTNERSHIP K, a Minnesota General Partnership
     Federal I.D. No. 41-1642281
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(2)   Check the Appropriate Box if a Member of a Group

                                                                (a)  / /
                                                                (b)  /X/
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(3)   SEC Use Only

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(4)   Source of Funds

      WC
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(5)    Check  if Disclosure of  Legal Proceedings is  Required Pursuant to Items
     2(d) or 2(e)

                                                                     / /
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(6)   Citizenship or Place of Organization

      Minnesota
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       Number of Shares Beneficially Owned by Each Reporting Person With
              (7)   Sole Voting Power

                    393,334 shares
                    ------------------------------------------------------------

              (8)   Shared Voting Power

                    N/A
                    ------------------------------------------------------------

              (9)   Sole Dispositive Power

                    393,334 shares
                    ------------------------------------------------------------

              (10)  Shared Dispositive Power

                    N/A

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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      393,334 shares
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(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                     / /
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(13)  Percent of Class Represented by Amount in Row (11)

      14.31%
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(14)  Type of Reporting Person (See Instructions)

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                               Page 2 of 4 Pages
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ITEM 1.  SECURITY AND ISSUER

    The class of equity securities to which this statement relates is the common stock, par value $.001 per share (the "Common Stock"), of Audio King Corporation, a Minnesota corporation (the "Company"). The principal executive offices of the Company are located at 3501 South Highway 100, St. Louis Park, MN 55416.

ITEM 2.  IDENTITY AND BACKGROUND

    (a) - (c). This statement is being filed by Okabena Partnership K, a Minnesota general partnership, with offices at 5140 Norwest Center, 90 South Seventh Street, Minneapolis, MN 55402-4139. The principal business of the Reporting Person is investment.

    (d) and (e). During the last five years, no Reporting Person and no person listed on Exhibit A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  U.S.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

    Working Capital

ITEM 4.  PURPOSE OF TRANSACTION

    For investments

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) and (b). See Schedule 13D cover page, rows (7) through (11) inclusive and (13).

    (c) The Reporting Person acquired 60,000 shares of Common Stock in open market transactions on February 29, 1996 at a price of $2.563 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE SECURITIES OF THE ISSUER

    None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Exhibit A -- Information concerning the general partners of Okabena Partnership K.

                               Page 3 of 4 Pages
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                                   SIGNATURE

    After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 7, 1996             OKABENA PARTNERSHIP K

                                By:  Okabena Investment Services, Inc.
                                     -----------------------------------------
                                     Its: Managing Partner

                                By:              /s/ GARY S. KOHLER
                                      -----------------------------------------
                                                   Gary S. Kohler,
                                                   VICE PRESIDENT

                               Page 4 of 4 Pages